As filed with the Securities and Exchange Commission on June 1, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ABERDEEN CHILE FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN CHILE FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

00301W105

(CUSIP Number of Class of Securities)

Jennifer Nichols, Esq.

Aberdeen Chile Fund, Inc.

c/o Aberdeen Asset Management, Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5773

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$46,884,365(a)	$3,342.86(b)

(a)               Calculated as the aggregate maximum purchase price to be paid for 2,542,026 shares in the offer, based upon a price per share of $18.44, which represents 99% of the net asset value per share on April 23, 2010.

(b)              Calculated at $71.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #4 for Fiscal Year 2010, effective December 21, 2009.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,342.86

Form or Registration No.:  Schedule TO

Filing Party:  Aberdeen Chile Fund, Inc.

Date Filed: April 30, 2010

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                 third party tender offer subject to Rule 14d-1.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Aberdeen Chile Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission on April 30, 2010 (as amended hereby, the “Schedule TO”). The Schedule TO relates to an offer by the Fund to purchase for cash its common shares, subject to adjustment for fractional shares and odd lots, at a price equal to 99% of the net asset value per common share determined as of the close of the regular trading session of the NYSE AMEX, the principal market on which the common shares are traded, on the business day immediately following the day the offer expires. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2010, and in the related Letter of Transmittal, copies of which were filed as Exhibits to the Schedule TO.  Filed herewith as Exhibit (a)(6) is a copy of the press release issued by the Fund dated June 1, 2010 announcing the preliminary results of the offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

ITEM 12.     EXHIBITS.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated April 30, 2010.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release issued on April 30, 2010.*
(a)(6)	Press release issued on June 1, 2010.
(b)(1)	Credit Agreement, dated as of November 13, 2009.*
(d)	None.
(g)	None.
(h)	None.

* Previously filed

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN CHILE FUND, INC.

	By:	/s/ Jennifer Nichols
	Name:	Jennifer Nichols
	Title:	Vice President
Dated as of: June 1, 2010